Filed by Marshall & Ilsley Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Subject Company:  Marshall & Ilsley Corporation

(Commission File No. 001-33488)

On January 20, 2011, Marshall & Ilsley Corporation issued the following press release:

News Release	Marshall & Ilsley Corporation 770 North Water Street Milwaukee, WI 53202 414 765-7700 Main 414 298-2921 Fax mibank.com

For Release:	Immediately
Contact:	Greg Smith, senior vice president, chief financial officer 414 765-7727
Dave Urban, vice president, director of investor relations 414 765-7853

MARSHALL & ILSLEY CORPORATION REPORTS 2010 FOURTH QUARTER AND
YEAR END RESULTS, AND ANNOUNCES DIVIDENDS ON COMMON STOCK AND
SENIOR PREFERRED STOCK, SERIES B

•

Net loss of $133.4 million, or $0.25 per share, for fourth quarter 2010.

•

Sustained improvement in credit quality.

o

Nonperforming loans decreased 23 percent from fourth quarter 2009 – the sixth consecutive quarterly decline and down 35 percent from high in second quarter 2009.

o

Early stage delinquencies fell 20 percent from same quarter last year, and declined 15 percent from prior quarter. Delinquencies down 71 percent since peak at March 31, 2009.

•

Continued net interest margin stabilization.

o

Net interest margin rose 20 basis points to 3.15 percent from fourth quarter 2009, and gained 1 basis point from prior quarter.

•

Solid deposit trends.

o

Transaction deposits increased $2.8 billion or 12 percent compared to fourth quarter 2009.

•

Declared $0.01 per share cash dividend on common stock and $21.4 million cash dividend on Senior Preferred Stock, Series B.

Milwaukee, Wis. – January 20, 2011 – Marshall & Ilsley Corporation (NYSE: MI) (M&I) today reported a 2010 fourth quarter net loss of $133.4 million, or $0.25 per share, as compared to a net loss of $259.5 million, or $0.54 per share, in the fourth quarter of 2009.  For the year ended December 31, 2010, M&I reported a net loss of $616.9 million, or $1.18 per share, as compared to a net loss of $858.8 million, or $2.46 per share, for the year ended December 31, 2009.

“Our fourth quarter results were substantially better than the same period last year,” said Mark Furlong, president and CEO, Marshall & Ilsley Corporation. “We continue to make steady progress in addressing credit challenges, posting six consecutive quarters of asset quality improvement, and we continue to remain diligent in improving our credit profile.”

Net Interest Income

The Corporation’s net interest income (FTE) was $375.9 million for the fourth quarter of 2010, down $30.2 million or 7 percent compared to the fourth quarter of 2009. The net interest margin was 3.15 percent, up 20 basis points from the fourth quarter of 2009, and up 1 basis point from the prior quarter. During the fourth quarter of 2010, M&I’s net interest margin benefited from changes in deposit mix, but continued to be penalized by a high cash balance.

Asset Quality

M&I continued to proactively address credit quality in the fourth quarter of 2010 by identifying and writing down troubled assets, selling problem loans, reducing exposure to construction and development loans, and maintaining loan loss reserves.

•

Provision for loan and lease losses was $429.1 million in the fourth quarter of 2010, down $209.9 million or 33 percent versus the fourth quarter of 2009. Net charge-offs for the period were $429.7 million, falling $142.6 million or 25 percent compared to the same quarter last year.

•

Construction and development (C&D) exposure declined from the third quarter of 2010 to 8.65 percent of total loans. Arizona C&D exposure fell 79 percent since the fourth quarter of 2007.

•

Allowance for loan and lease losses at quarter-end was $1.4 billion, or 3.75 percent of total loans and leases, an increase of 40 basis points from the same quarter last year.

Asset quality trends demonstrated further stabilization through lower early stage delinquencies, nonperforming loan inflows, and nonperforming loans.

•

Early stage delinquencies fell 20 percent from the same quarter last year, and declined 15 percent from the prior quarter.

•

Nonperforming loan inflows decreased 32 percent from the fourth quarter of 2009 to $638 million, and dropped 10 percent from the third quarter of 2010.

•

Nonperforming loans decreased $477.1 million, or 23 percent from the fourth quarter of 2009 – the sixth consecutive quarterly decline and down 35 percent from the high point set in the second quarter of 2009.

•

Nonperforming loans and leases were 4.24 percent (or 2.58 percent excluding nonperforming loans and leases less than ninety days past due) of total loans and leases at December 31, 2010, compared to 4.62 percent at December 31, 2009.

Non-Interest Income

The Corporation’s non-interest income was $255.9 million for the fourth quarter of 2010 compared to $239.8 million for the fourth quarter of 2009. Net investment securities gains were $54.4 million for the current quarter versus $40.6 million in the same quarter last year. After adjusting for net investment securities gains, M&I’s non-interest income increased $2.1 million or 1 percent versus the fourth quarter of 2009. Wealth Management revenue was $72.9 million for the current quarter, exceeding the same quarter last year by $3.0 million or 4 percent. Assets under management and assets under administration were $33.6 billion and $134.2 billion, respectively, at December 31, 2010, compared to $32.9 billion and $122.3 billion, respectively, at December 31, 2009.

Non-Interest Expense

M&I’s non-interest expense was $400.4 million for the fourth quarter of 2010 compared to $405.4 million for the fourth quarter of 2009. Net credit-related expenses (meaning expenses associated with collection efforts and carrying nonperforming assets) were $45.3 million for the current quarter versus $65.1 million in the same quarter last year. Non-interest expense in the fourth quarter of 2010 included expenses associated with the recently announced transaction with BMO Financial Group. In addition, M&I incurred increases in expenses in the fourth quarter of 2010 compared to the fourth quarter of 2009 for severance and retiring wholesale CDs. After adjusting for net credit-related expenses, deal fees, severance, and non-cash expenses related to retiring wholesale CDs, M&I’s non-interest expense amounted to $335.2 million in the fourth quarter of 2010 compared to $335.6 million in the fourth quarter of 2009 and was relatively unchanged. The Corporation’s adjusted efficiency ratio was 59.0 percent in the current quarter after adjusting for net credit-related expenses and other one-time items.

Loan and Deposit Growth

M&I’s average loans and leases totaled $38.7 billion for the fourth quarter of 2010, decreasing $6.6 billion or 15 percent compared to the fourth quarter of 2009. When adjusted for the targeted reduction in the Corporation’s construction and development portfolio, loans fell $4.0 billion or 10 percent versus the same quarter last year. Loan balances continued to be negatively impacted by lower utilization rates on commercial lines of credit and the depressed real estate markets.

The Corporation’s average deposits totaled $38.6 billion for the fourth quarter of 2010, falling $3.0 billion or 7 percent versus the fourth quarter of 2009 due to the decline in wholesale deposits. M&I’s bank-issued deposits rose $0.9 billion or 3 percent over the past year, reflecting successful growth in transaction accounts. The Corporation’s transaction deposits totaled $24.8 billion for the fourth quarter of 2010, increasing $2.8 billion or 13 percent compared to the fourth quarter of 2009. M&I’s wholesale deposits totaled $7.0 billion for the fourth quarter of 2010, down $3.9 billion or 36 percent compared to the same quarter last year.

Year-To-Date Results

M&I reported a net loss of $616.9 million, or $1.18 per share, for the year ended December 31, 2010, as compared to a net loss of $858.8 million, or $2.46 per share, for the year ended December 31, 2009. The Corporation’s net interest income (FTE) was $1,579.5 million for the year ended December 31, 2010, a decrease of $28.5 million or 2 percent compared to the year ended December 31, 2009. M&I’s non-interest income was $875.0 million for the year ended December 31, 2010 versus $903.0 million for the year ended December 31, 2009. The Corporation’s non-interest expense was $1,574.3 million for the year ended December 31, 2010 compared to $1,566.8 million for the year ended December 31, 2009.

Balance Sheet and Capital Management

The Corporation’s consolidated assets and total equity were $50.8 billion and $6.3 billion, respectively, at December 31, 2010, compared to $57.2 billion and $7.0 billion, respectively, at December 31, 2009. There were 528.7 million common shares outstanding at December 31, 2010, versus 525.4 million outstanding at December 31, 2009. For the three months and year ended December 31, 2010, M&I’s net loss included $25.3 million, or $0.04 per share, and $101.0 million, or $0.20 per share, for dividends on the Corporation’s Senior Preferred Stock, Series B, owned by the U.S. Treasury under the Capital Purchase Program. For the three months and year ended December 31, 2009, M&I’s net loss included $25.2 million, or $0.05 per share, and $100.2 million, or $0.28 per share, for dividends on the Series B preferred stock.

M&I’s tangible common equity ratio was 7.9 percent at December 31, 2010, compared to 8.2 percent at December 31, 2009.

Dividend Declarations

Marshall & Ilsley Corporation's Board of Directors today declared a regular quarterly cash dividend of $0.01 per share on its common stock. The dividend is payable on March 11, 2011, to common stock shareholders of record at the close of business on March 1, 2011.

In addition, the Board of Directors declared a regular quarterly cash dividend of $21.4 million in the aggregate on its Senior Preferred Stock, Series B. The Senior Preferred Stock, Series B was purchased from M&I by the U.S. Treasury as part of the U.S. Treasury’s Capital Purchase Program. The Preferred Stock dividend is payable on February 15, 2011, to the shareholder of record at the close of business on February 1, 2011.

###

About Marshall & Ilsley Corporation

Marshall & Ilsley Corporation (NYSE: MI) is a diversified financial services corporation headquartered in Milwaukee, Wis., with $50.8 billion in assets. Founded in 1847, M&I Marshall & Ilsley Bank is the largest Wisconsin-based bank, with 191 offices throughout the state. In addition, M&I has 53 locations throughout Arizona; 36 offices along Florida’s west coast and in central Florida; 33 offices in Indianapolis and nearby communities; 26 offices in metropolitan Minneapolis/St. Paul, and one in Duluth, Minn.; 17 offices in the greater St. Louis area; 15 offices in Kansas City and nearby communities; and one office in Las Vegas, Nev. M&I also provides trust and investment management, equipment leasing, mortgage banking, asset-based lending, financial planning, investments, and insurance services from offices throughout the country and on the Internet (www.mibank.com or www.micorp.com).

On December 17, 2010, M&I entered into a definitive agreement under which BMO Financial Group will acquire all outstanding shares of common stock of M&I in a stock-for-stock transaction. Under the terms of the agreement, each outstanding share of M&I will be exchanged for 0.1257 shares of Bank of Montreal upon closing. The transaction is expected to close prior to July 31, 2011.  The transaction is subject to customary closing conditions, including regulatory approvals and approval from shareholders of M&I.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, without limitation, statements regarding expected financial and operating activities and results that are preceded by, followed by, or that include words such as “may,” “expects,” “anticipates,” “estimates” or “believes.” Such statements are subject to important factors that could cause M&I’s actual results to differ materially from those anticipated by the forward-looking statements.  These factors include (i) risks associated with M&I’s pending merger with BMO Financial Group, including, without limitation, failure to receive regulatory or shareholder approval of the merger or to complete the merger in a timely manner or at all, deposit or customer attrition, disruption of M&I’s business, and unanticipated costs relating to the merger, (ii) federal and state agency regulation and enforcement actions, which could limit M&I’s activities, increase its cost structures or have other negative effects on M&I, (iii) general business and economic conditions, including credit risk and interest rate risk, (iv) M&I’s exposure to increased credit risks associated with its real estate loans, (v) various factors, including changes in economic conditions affecting borrowers, new information regarding existing loans and identification of additional problem loans, which could require an increase in M&I’s allowance for loan and lease losses, (vi) M&I’s ability to maintain required levels of capital, (vii) the impact of recent and future legislative initiatives on the financial markets or on M&I, (viii) M&I’s exposure to the actions and potential failure of other financial institutions, (ix) volatility in M&I’s stock price and in the capital and credit markets in general, and (x) those factors referenced in Item 1A. Risk Factors in M&I’s Annual Report on Form 10-K for the year ended December 31, 2009 and as may be described from time to time in M&I’s subsequent SEC filings, which factors are incorporated herein by reference.  Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect only M&I’s belief as of the date of this press release.  Except as required by federal securities law, M&I undertakes no obligation to update these forward-looking statements or reflect events or circumstances after the date of this press release.

Additional Information for Shareholders

In connection with M&I’s pending merger with BMO Financial Group, BMO will file with the SEC a Registration Statement on Form F-4 that will include a Proxy Statement of M&I and a Prospectus of BMO, as well as other relevant documents concerning the proposed transaction.  Shareholders are urged to read the Registration Statement and the Proxy Statement/Prospectus

regarding the merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information.

A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about BMO and M&I, may be obtained at the SEC’s Internet site (http://www.sec.gov).  You will also be able to obtain these documents, free of charge, from BMO at www.BMO.com under the tab “About BMO - Investor Relations,” from M&I by accessing M&I’s website at www.MICorp.com under the tab “Investor Relations” and then under the heading “SEC Filings”, or from M&I at (414) 765-7814.

BMO and M&I and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of M&I in connection with the merger.  Information about the directors and executive officers of BMO is set forth in the proxy statement for BMO’s 2010 annual meeting of shareholders, as filed with the SEC on Form 6-K on February 26, 2010.  Information about the directors and executive officers of M&I is set forth in the proxy statement for M&I’s 2010 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 12, 2010.  Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the merger when it becomes available.  Free copies of this document may be obtained as described in the preceding paragraph.

Marshall & Ilsley Corporation

Financial Information

(unaudited)

	Three Months Ended December 31,	Percent			Twelve Months Ended December 31,	Percent
	2010	2009	Change		2010	2009	Change

PER COMMON SHARE DATA

Diluted:
Net Loss	($0.25)	($0.54)	n.m.	%	($1.18)	($2.46)	n.m.	%

Basic:
Net Loss	(0.25)	(0.54)	n.m.		(1.18)	(2.46)	n.m.

Dividend Declared per Common Share	0.01	0.01	0.0		0.04	0.04	0.0
Book Value per Common Share	8.89	10.21	-12.9		8.89	10.21	-12.9
Common Shares Outstanding (millions):
Average - Diluted	525.3	479.3	9.6		524.6	348.5	50.5
End of Period	528.7	525.4	0.6		528.7	525.4	0.6

INCOME STATEMENT ($millions)

Net Interest Income (FTE)	$375.9	$406.1	-7.4%		$1,579.5	$1,608.0	-1.8%
Provision for Loan and Lease Losses	429.1	639.0	-32.8		1,758.9	2,314.6	-24.0

Wealth Management	72.9	69.9	4.2		280.4	265.1	5.7
Service Charges on Deposits	30.4	33.6	-9.6		127.5	136.6	-6.6
Mortgage Banking	15.7	6.7	133.5		37.6	48.3	-22.2
Net Investment Securities Gains (Losses)	54.4	40.6	34.2		99.8	121.8	-18.0
Other	82.5	89.0	-7.3		329.7	331.2	-0.5
Total Non-Interest Revenues	255.9	239.8	6.7		875.0	903.0	-3.1

Salaries and Employee Benefits	175.8	169.2	3.9		713.7	690.8	3.3
Net Occupancy and Equipment	33.6	36.2	-7.3		133.6	135.7	-1.6
FDIC Insurance	23.0	25.8	-10.9		99.4	107.9	-7.9
Intangible Amortization	5.0	5.9	-15.0		20.2	23.4	-13.7
Other	163.0	168.3	-3.2		607.4	609.0	-0.3
Total Non-Interest Expenses	400.4	405.4	-1.3		1,574.3	1,566.8	0.5

Tax Equivalent Adjustment	5.5	5.8	-5.0		22.2	25.4	-12.7
Pre-Tax Loss	(203.2)	(404.3)	n.m.		(900.9)	(1,395.8)	n.m.
Benefit for Income Taxes	(95.1)	(170.0)	n.m.		(385.0)	(637.2)	n.m.
Net Loss Attributable to M&I	($108.1)	($234.3)	n.m.		($515.9)	($758.6)	n.m.
Preferred Dividends	(25.3)	(25.2)			(101.0)	(100.2)
Net Loss Attributable to M&I Common Shareholders	($133.4)	($259.5)	n.m.	%	($616.9)	($858.8)	n.m.	%

KEY RATIOS

Net Interest Margin (FTE) / Avg. Earning Assets	3.15%	2.95%			3.15%	2.85%
Interest Spread (FTE)	2.79	2.55			2.79	2.46

Efficiency Ratio	69.4%	67.0%			66.9%	65.6%

Equity / Assets (End of Period)	12.47%	12.21%			12.47%	12.21%

Marshall & Ilsley Corporation

Financial Information

(unaudited)

	As of December 31,		Percent
	2010	2009	Change
ASSETS ($millions)
Cash & Due From Banks	$511	$769	-33.6%
Trading Assets	258	256	0.9
Short - Term Investments	2,464	1,192	106.7
Investment Securities	6,957	7,177	-3.1
Loans and Leases:
Commercial Loans & Leases	11,623	12,950	-10.2
Commercial Real Estate	12,401	13,646	-9.1
Residential Real Estate	4,341	4,969	-12.6
Construction and Development	3,202	5,539	-42.2
Home Equity Loans & Lines	4,213	4,715	-10.6
Personal Loans and Leases	1,219	2,399	-49.2
Total Loans and Leases	36,999	44,218	-16.3
Reserve for Loan & Lease Losses	(1,388)	(1,481)	-6.3
Premises and Equipment, net	528	566	-6.7
Goodwill and Other Intangibles	724	744	-2.6
Other Assets	3,779	3,769	0.2
Total Assets	$50,832	$57,210	-11.1%

LIABILITIES & EQUITY ($millions)
Deposits:
Noninterest Bearing	$8,079	$7,833	3.1%
Interest Bearing:
Savings and NOW	4,922	6,938	-29.1
Money Market	15,898	11,315	40.5
Time	9,197	15,306	-39.9
Foreign	163	246	-33.6
Total Interest Bearing	30,180	33,805	-10.7
Total Deposits	38,259	41,638	-8.1
Short - Term Borrowings	228	1,120	-79.7
Long - Term Borrowings	5,029	6,426	-21.7
Other Liabilities	977	1,040	-6.1
Total Liabilities	44,493	50,224	-11.4
Equity:
Marshall & Ilsley Corporation Shareholders' Equity	6,328	6,975	-9.3
Noncontrolling Interest in Subsidiaries	11	11	-1.8
Total Equity	6,339	6,986	-9.3
Total Liabilities & Equity	$50,832	$57,210	-11.1%

	Three Months Ended December 31,		Percent	Twelve Months Ended December 31,		Percent
	2010	2009	Change	2010	2009	Change
AVERAGE ASSETS ($millions)
Cash & Due From Banks	$639	$756	-15.5%	$670	$761	-12.0%
Trading Assets	306	261	17.3	286	418	-31.7
Short - Term Investments	2,458	2,475	-0.7	1,805	1,330	35.7
Investment Securities	5,879	6,519	-9.8	6,839	6,939	-1.4
Loans and Leases:
Commercial Loans and Leases	11,764	13,202	-10.9	12,212	14,390	-15.1
Commercial Real Estate	12,821	13,813	-7.2	13,255	13,523	-2.0
Residential Real Estate	4,491	5,085	-11.7	4,677	5,450	-14.2
Construction and Development	3,475	6,064	-42.7	4,477	7,235	-38.1
Home Equity Loans and Lines	4,292	4,762	-9.9	4,470	4,909	-8.9
Personal Loans and Leases	1,901	2,405	-21.0	2,157	2,269	-4.9
Total Loans and Leases	38,744	45,331	-14.5	41,248	47,776	-13.7
Reserve for Loan & Lease Losses	(1,393)	(1,459)	-4.5	(1,487)	(1,357)	9.6
Premises and Equipment, net	542	570	-4.8	553	571	-3.2
Goodwill and Other Intangibles	727	749	-2.9	734	755	-2.8
Other Assets	3,901	3,277	19.0	3,781	3,070	23.2
Total Assets	$51,803	$58,479	-11.4%	$54,429	$60,263	-9.7%

Memo:
Average Earning Assets	$47,387	$54,586		$50,178	$56,463
Average Earning Assets Excluding Investment Securities
Unrealized Gains/Losses	$47,346	$54,548		$50,130	$56,456

AVG LIABILITIES & EQUITY ($millions)
Deposits:
Noninterest Bearing	$8,121	$7,998	1.5%	$7,862	$7,429	5.8%
Interest Bearing:
Savings and NOW	4,980	6,468	-23.0	6,042	4,947	22.2
Money Market	15,656	10,721	46.0	13,712	10,463	31.1
Time	9,606	16,082	-40.3	12,326	17,212	-28.4
Foreign	196	302	-34.9	217	564	-61.6
Total Interest Bearing	30,438	33,573	-9.3	32,297	33,186	-2.7
Total Deposits	38,559	41,571	-7.2	40,159	40,615	-1.1
Short - Term Borrowings	440	1,524	-71.2	752	3,317	-77.3
Long - Term Borrowings	5,103	7,335	-30.4	5,662	8,676	-34.7
Other Liabilities	1,129	1,031	9.6	1,046	1,047	0.0
Total Liabilities	45,231	51,461	-12.1	47,619	53,655	-11.2
Equity:
Marshall & Ilsley Corporation Shareholders' Equity	6,561	7,007	-6.4	6,799	6,597	3.1
Noncontrolling Interest in Subsidiaries	11	11	-1.5	11	11	2.2
Total Equity	6,572	7,018	-6.4	6,810	6,608	3.1
Total Liabilities & Equity	$51,803	$58,479	-11.4%	$54,429	$60,263	-9.7%

Memo:
Average Interest Bearing Liabilities	$35,981	$42,432		$38,711	$45,179

Marshall & Ilsley Corporation

Financial Information

(unaudited)

	Three Months Ended December 31,			Three Months Ended December 31,
	2010	2009	Percent Change	2010	2009	Percent Change
CREDIT QUALITY (a)

Net Charge-Offs ($millions)	$429.7	$572.3	-24.9%	$1,851.8	$2,036.3	-9.1%
Net Charge-Offs / Average Loans and Leases	4.40%	5.01%		4.49%	4.26%

Loan and Lease Loss Reserve ($millions)	$1,387.6	$1,480.5	-6.3%	$1,387.6	$1,480.5	-6.3%
Loan and Lease Loss Reserve / Period-End Loans and Leases	3.75%	3.35%		3.75%	3.35%

Nonperforming Loans & Leases ($millions)	$1,567.7	$2,044.8	-23.3%	$1,567.7	$2,044.8	-23.3%
Nonperforming Loans & Leases / Period-End Loans and Leases	4.24%	4.62%		4.24%	4.62%

Loan and Lease Loss Reserve / Nonperforming Loans and Leases*	90%	75%		90%	75%

Nonperforming Assets (NPA) ($millions)	$1,907.1	$2,475.6	-23.0%	$1,907.1	$2,475.6	-23.0%
NPA / Period-End Loans & Leases and Other Real Estate Owned	5.11%	5.54%		5.11%	5.54%

Accruing Renegotiated ($millions)	$548.4	$793.5	-30.9%	$548.4	$793.5	-30.9%

Loans past due 90 days or more ($millions)	$6.1	$8.8	-30.2%	$6.1	$8.8	-30.2%

*Excludes nonperforming loans held for sale.

MARGIN ANALYSIS (b)

Loans and Leases:
Commercial Loans and Leases	4.60%	4.43%		4.58%	4.12%
Commercial Real Estate	4.92	5.07		4.95	5.11
Residential Real Estate	4.75	5.15		4.96	5.30
Construction and Development	4.17	3.62		3.93	3.65
Home Equity Loans and Lines	4.93	5.01		4.97	5.06
Personal Loans and Leases	5.43	5.41		5.45	5.50
Total Loans and Leases	4.76	4.71		4.76	4.63
Investment Securities	2.99	3.57		3.28	3.95
Short - Term Investments	0.26	0.26		0.26	0.49
Interest Income (FTE) / Avg. Interest Earning Assets	4.28%	4.35%		4.37%	4.42%
Interest Bearing Deposits:
Savings and NOW	0.22%	0.49%		0.37%	0.40%
Money Market	0.71	0.84		0.78	0.75
Time	2.30	2.33		2.23	2.53
Foreign	0.42	0.38		0.41	0.36
Total Interest Bearing Deposits	1.13	1.48		1.26	1.61
Short - Term Borrowings	1.47	0.29		0.84	0.29
Long - Term Borrowings	3.63	3.55		3.51	3.92
Interest Expense / Avg. Interest Bearing Liabilities	1.49%	1.80%		1.58%	1.96%
Net Interest Margin (FTE) / Avg. Earning Assets	3.15%	2.95%		3.15%	2.85%
Interest Spread (FTE)	2.79%	2.55%		2.79%	2.46%

Notes:

(a)   Nonperforming assets are comprised of nonaccrual loans & leases and other real estate owned.

(b)   Based on average balances excluding fair value adjustments for available for sale securities.